Exhibit 99.2

HAFNIA LIMITED: Hafnia enters into a preliminary agreement to acquire 14.45% of TORM’s shares from Oaktree

Singapore, 3 September, 2025

Hafnia Limited (“Hafnia“, the “Company“, OSE ticker code: “HAFNI“, NYSE ticker code: “HAFN”) announces that Oaktree Capital Management, L.P. and its affiliates (together, “Oaktree”), the controlling shareholder of TORM plc (“TORM”, CSE ticker code: “TRMD A”, NASDAQ ticker code: “TRMD”), has accepted, subject to entering into a definitive agreement, Hafnia’s offer to acquire approximately 14.1 million A shares in TORM, representing approximately 14.45% of TORM’s issued share capital (the “Share Purchase”). The A shares are priced at US$ 22 per share for a total purchase price of US$ 311,433,342.

The completion of the Share Purchase is subject to the parties entering into a definitive agreement and the fulfilment of customary conditions precedent, including among others, obtaining any required regulatory clearances and approvals, satisfaction of certain covenants and appointment of a new independent board chair of TORM.

Hafnia looks forward to making this sizeable investment in TORM with the belief that TORM is a well-managed company with a high-quality fleet.  With respect to Hafnia’s long-term position as a shareholder in TORM, Hafnia believes generally that consolidation is positive for the tanker industry but has made no decisions in this regard. There can be no assurance that this will lead to any proposal, agreement or transaction, nor can any guarantee be given as to the terms, timing or likelihood of any such transaction completing. For the avoidance of doubt, to the extent that there is any such transaction it will not be structured as an offer for TORM under the UK Takeover Code (the “Code”) and, to the extent that the Code applies to TORM, this is a statement to which Rule 2.8 of the Code applies.

Accordingly, to the extent that the Code applies, Hafnia and any person(s) acting in concert with it will, except with the consent of the Panel on Takeovers and Mergers (the “Panel”), be bound by the restrictions set out in Rule 2.8 of the Code. For the purposes of Rule 2.8 of the Code, Hafnia (and any person(s) acting in concert with it) reserves the right to set aside the restrictions in Rule 2.8 of the Code in any of the following circumstances: (i) with the agreement of the board of directors of TORM; (ii) following the announcement by or on behalf of a third party of a firm intention to make an offer for TORM; (iii) if TORM announces a Rule 9 waiver proposal (as described in Note 1 of the Notes on Dispensations from Rule 9 of the Code) or a reverse takeover (as defined in the Code); or (iv) if there has been a material change of circumstances (as determined by the Panel).

For further information, please contact:

Sheena Williamson-Holt
Head of Communications and Branding
Direct: +45 33 699 190
Mobile: +45 24 78 85 88
swh@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is considered to include inside information pursuant to the EU Market Abuse Regulation article 7 and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange announcement was published by Charleston Lim of Hafnia Limited, on 3 September 2025 at 15:25 CEST (13:25 UTC).

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Share Purchase and a potential transaction  (including the benefits, results, effects and timing of a transaction), and statements containing words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release that are not historical facts are forward-looking statements that are estimates reflecting the best judgment of Hafnia based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognise that actual results may differ materially from Hafnia’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in Hafnia’s records and other data available from unrelated parties.

Risks and uncertainties related to a potential transaction with TORM include, but are not limited to, uncertainty as to whether Hafnia will further pursue, enter into or consummate a potential transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of a potential transaction; uncertainties as to the timing of a potential transaction; adverse effects on Hafnia’s share price resulting from the announcement or consummation of a potential transaction or any failure to complete a potential transaction; competitive responses to the announcement or consummation of a potential transaction; the risk that regulatory or other approvals required for the consummation of a potential transaction are not obtained, or are obtained subject to terms and conditions that are not anticipated; costs and difficulties related to the integration of TORM’s businesses and operations with Hafnia’s businesses and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from a potential transaction; unexpected costs, liabilities, charges or expenses resulting from a potential transaction; litigation relating to a potential transaction; the inability to retain key personnel; and any changes in general economic and/or industry-specific conditions. Many of these factors are beyond Hafnia’s control. Hafnia cautions investors that any forward-looking statements made by Hafnia are not guarantees of future performance. Hafnia disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. There can be no assurance that any discussions will result in a proposal, agreement or transaction, nor as to the terms, timing or likelihood of any such transaction proceeding.

Additional Information
This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Hafnia may file a registration statement on Form F-4 and/or exchange offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with TORM. This release is not intended to be, and is not, a substitute for such filings or for any other future document that Hafnia may file with the SEC in connection with a potential transaction. INVESTORS AND SECURITYHOLDERS OF HAFNIA AND TORM ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HAFNIA, TORM AND A POTENTIAL TRANSACTION. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.

The distribution of this release in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this release are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this release (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Hafnia disclaims any responsibility or liability for the violations of any such restrictions by any person.

Non-Solicitation
No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act (or an exemption therefrom) and the Norwegian Securities Trading Act implementing the EU Prospectus Regulation.